February 18, 2005


Rockwood Realty Associates, LLC
555 Fifth Avenue
New York, New York 10017

            Attention: David F. Monahan, Senior Vice President

Kimco Realty Corporation ("Kimco") is pleased to submit this preliminary, non-binding indication of interest ("Proposal") for the acquisition of the Hylan Plaza Shopping Center (the "Center"). This proposal is based on the Offering Memorandum, your letter to us dated January 14, 2005, and the other information you have provided to us regarding the Center and Atlantic Realty Trust (the "Trust") and supercedes the proposal dated February 9. 2005.

Kimco is a leading retail REIT specializing in the acquisition, development, and management of neighborhood shopping centers. Kimco is the nation's largest publicly traded owner and operator of neighborhood and community shopping centers, with interests in 750 properties in 42 states, Canada and Mexico, comprising approximately 112 million square feet of leasable space.

VALUE
Based upon the information received, Kimco believes the value of the Center, on a debt free basis, is $84,000,000 (the "Purchase Price"). Our purchase price is net of $1,000,000 that we estimate we will be required to spend for near term capital expenditures after the closing.

CONSIDERATION
Under our Proposal, we will issue Kimco common stock in the amount of the Purchase Price to the Trust. Our goal in structuring the transaction would be to achieve a tax-free transaction for the Trust and its shareholders.

STRUCTURE
Our Proposal contemplates that the Center would be acquired from the Trust on a debt and liability-free basis in a transaction which would permit the Kimco common stock to be received tax free to both the Trust and its shareholders. Our Proposal would have the Trust transfer the Center to Kimco for Kimco stock and the remaining assets and liabilities will be transferred to a liquidating trust (the "Liquidating Trust"). We have assumed that the Trust's only liabilities are certain tax liabilities that are being contested that are related to its predecessor and, other than the Center, the Trust' only asset is cash in excess of such liabilities and that our proposal will qualify as a tax free reorganization.

Kimco and its affiliates, as holders of approximately 37% of the outstanding common stock of the Trust, would not be supportive of any transaction involving the Trust or the Center which is not tax free to both the Trust and its shareholders.

Based on our conversations with you, we have structured our Proposal as an acquisition of the Center for stock; however, we are amenable to discussing alternative structures including an acquisition of the Trust or a transaction in which shareholders would have the option to receive cash.

FINANCING
Kimco's common stock is listed on the New York Stock Exchange and is widely traded.

EARNEST MONEY DEPOSIT
We would be willing to deposit $500,000 (the "Initial Deposit") into an escrow account upon signing a mutually satisfactory definitive agreement. The Initial Deposit would be fully refundable if we terminate the definitive agreement for any reason during a 15 day inspection period which would commence as soon as we enter into exclusive negotiations (the "Inspection Period"). Upon completion of the Inspection Period we would increase the deposit to $4,000,000 as an advance against the Purchase Price. Any deposits would be refunded on the consummation of the transaction and the delivery of the Kimco stock.

CONTINGENCIES AND APPROVALS
Kimco's interest is conditioned upon satisfactory completion of due diligence, negotiation of acceptable documentation, and any necessary regulatory approvals. We have attached a list of required due diligence materials relating to the Center as Exhibit A, in addition we would depending on the structure of the transaction also anticipate certain limited additional due diligence requests with respect to the Trust. We do not anticipate any difficulties or delays in obtaining any necessary corporate or regulatory approvals.

TIMING
We are confident that we can negotiate a definitive agreement very quickly and would be able to complete due diligence within the 15 day Inspection Period.

CONTACT INFORMATION
The Trust may contact Milton Cooper at Kimco at the following:
            Telephone:        (516) 869-7111
            Fax:              (516) 869-7117
            Email:            mcooper@kimcorealty.com

Alternatively, the Trust may contact Adam Emmerich or David Shapiro at Wachtell, Lipton, Rosen & Katz at:

            Telephone:        212-403-1234 (Adam Emmerich)
                              212-403-1314 (David Shapiro)
            Fax:              212-403-2000
            Email:            AOEmmerich@wlrk.com; DEShapiro@wlrk.com

Our Proposal is confidential; neither it nor our identity should be disclosed to anyone, including any other potential purchasers, except that the Trust may disclose such information to its legal and financial advisors in connection with their evaluation of our Proposal, provided that such


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advisors are informed of the confidential nature of such information. Nothing in this letter shall constitute a binding agreement of Kimco or any other party.

We appreciate the opportunity to review the information you have provided to us to date and to make this Proposal. We look forward to discussing our Proposal with you and the Trust in further detail.

If you have any questions, please do not hesitate to contact me.

                                                Sincerely,


                                                /s/ Milton Cooper
                                                Milton Cooper
                                                Chief Executive Officer


cc:   Adam Emmerich
      David Shapiro